NEVSUN RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the board of directors of Nevsun Resources Ltd. (the “Company”) has called an annual general meeting of the shareholders of the Company for 9:00 a.m. on Monday, May 3, 2010 at suite 1000 – 840 Howe Street, Vancouver, British Columbia, for the following purposes:

1.

To receive the report of the directors, the financial statements of the Company for the fiscal period ended December 31, 2009 and the auditor’s report on those statements;

2.

To appoint an auditor for the coming year and authorize the directors to fix the auditor’s remuneration;

3.

To elect directors for the coming year;

4.

To approve an amendment to the Company’s Stock Option Plan; and

5.

To transact any other business as may properly come before the meeting or any adjournments thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc, Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting, otherwise the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the meeting.

An information circular and a form of proxy or voting instruction form accompany this notice.

Dated on March 23, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Cliff T. Davis”

President & Chief Executive Officer